EXHIBIT 99.7

Press Release

New Marine Fuels:

Total’s First LNG Bunker Vessel Launched

Paris, October 18, 2019 – Total announces that its first large liquefied natural gas (LNG) bunker vessel has been launched, following the signature of a long-term charter contract between Total and Mitsui O.S.K Lines (MOL) in February 2018.

After delivery in 2020, the bunker vessel will operate in Northern Europe, where it will supply LNG to commercial vessels, including 300,000 tons per year for CMA CGM’s nine ultra-large newbuild containerships in Europe-Asia trade, for a period of at least 10 years.

The LNG bunker vessel’s construction is in line with the International Maritime Organization (IMO) decision to drastically limit the sulfur content of marine fuels as of 2020. In this context, the transition from heavy fuel oil to LNG is a competitive, efficient and immediately available solution for maritime transportation.

Used as a marine fuel, LNG sharply reduces emissions from ships, resulting in a significant improvement in air quality, particularly for communities in coastal areas and port cities. LNG helps to cut:

▪	Sulfur emissions by 99%,
▪	Fine particle emissions by 99%,
▪	Nitrogen oxide emissions by 85%,
▪	Greenhouse gases emissions by around 20%.

“Developing infrastructure like this giant bunker vessel is essential to allow LNG to become a widely used marine fuel,” said Momar Nguer, President for Total Marketing & Services. “This first ship demonstrates our commitment to offering our customers both more environmentally friendly fuels and the associated logistics. Thanks to this pioneering investment, Total is making a positive contribution to the sustainable evolution of global shipping.”

Built by Hudong-Zhonghua Shipbuilding at their shipyard near Shanghai, the bunker vessel is fitted with innovative tank technologies, with a capacity of 18,600 cubic meters, provided by the French company GTT. Designed to be highly maneuverable, the 135-meter-long vessel will be able to operate safely in the ports and terminals considered. Lastly, she meets the highest environmental standards thanks to the use of LNG as fuel and complete reliquefaction of boil-off gas.

Total, Second-Largest Private Global LNG Player:

Total is the second-largest private global LNG player, with an overall portfolio of around 40 million tons per year by 2020 and a global market share of 10%. With 22 million tons of LNG sold in 2018, the Group has solid, diversified positions across the LNG value chain. Through its stakes in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, Total sells LNG in markets worldwide.

Total Marine Fuels Global Solutions

Total Marine Fuels Global Solutions is Total’s dedicated business unit in charge of worldwide bunkering activities. Total Marine Fuels Global Solutions is the single point of contact for a full spectrum of solutions with innovative and efficient bunkering services.

www.marinefuels.total.com.

***

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.